LiquidPiston 2024 Reg CF SPV, LLC
Financial Statements
(With Independent Auditors' Report)
June 30, 2024

LiquidPiston 2024 Reg CF SPV, LLC
Table of Contents

Bennett & Company, PC

Certified Public Accountants

34 Jerome Avenue
Bloomfield, CT 06002
(860) 243-3333
Fax: 726-1111

INDEPENDENT AUDITORS' REPORT

July 17, 2024

The Manager
LiquidPiston 2024 Reg CF SPV, LLC
Bloomfield, Connecticut

Opinion

We have audited the accompanying financial statements of LiquidPiston 2024 Reg CF SPV, LLC (a Delaware limited liability Company), which comprise the balance sheet as of June 30, 2024, and the related statements of operations, changes in member's equity and cash flows for the period June 27, 2024 (inception) through June 30, 2024, then ended and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LiquidPiston 2024 Reg CF SPV, LLC as of June 30, 2024, and the results of its operations and its cash flows for the period June 27, 2024 (inception) through June 30, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent LiquidPiston 2024 Reg CF SPV, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about LiquidPiston 2024 Reg CF SPV, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LiquidPiston 2024 Reg CF SPV, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about LiquidPiston 2024 Reg CF SPV, LLC ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Certified Public Accountants
Bloomfield, Connecticut

LiquidPiston 2024 Reg CF SPV, LLC
Balance Sheet
June 30, 2024

ASSETS

Current Assets

Cash and Equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accounts Payable	$	-
Total Current Liabilities		-
Total Liabilities		-
Member's Equity		-
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	-

The accompanying notes are an integral part of the financial statements.

LiquidPiston 2024 Reg CF SPV, LLC
Statement of Operations
For the Month Ended June 30, 2024

Revenue	$	-
Operating Expenses		-
Income from Operations		-
Other Income (Expense)		
Interest and Other Income		-
Interest Expense		-
Total Other Income		-
Net Income	$	-

The accompanying notes are an integral part of the financial statements.

Page 4

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LiquidPiston 2024 Reg CF SPV, LLC
Statement of Changes in Member's Equity
June 30, 2024


	Member's Equity		Equity	Member's	Net Member's
	Units Issued	Total	Contributions	Draw	Equity
Balance June 27, 2024	-	-	-	-	-
Period Ending 6/30/2024					
Member Equity Offering	-	-	-	-	-
Net Income				-	-
Balance June 30, 2024	-	$ -	$ -	$ -	$ -


The accompanying notes are an integral part of the financial statements.


LiquidPiston 2024 Reg CF SPV, LLC
Statement of Cash Flows
For the Month Ended June 30, 2024

Operating Activities		
Net Income	$	-
Net Cash Used by Operating Activities		-
Investing Activities	$	-
Financing Activities	$	-
Net Change in Cash		-
Cash and Equivalents - Beginning of Period		-
Cash and Equivalents - End of Period	$	-

The accompanying notes are an integral part of the financial statements.

Page 6

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

LiquidPiston 2024 Reg CF SPV, LLC (the Company) was established in June of 2024 as a Delaware Limited Liability Company. The Company commenced operations on June 27, 2024. The sole purpose of the Company is to serve as a crowdfunding vehicle pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended (the "Investment Company Act"), specifically, to undertake the acquiring, holding, and disposing of the Securities issued by LiquidPiston, Inc. (the "Crowd Funding Issuer") and to engage in all activities necessary or incidental thereto. The Compnay will purchase shares of the Crowd Funding Issuer using the proceeds of crowdfunding equity raises. As of June 30, 2024, the Company has had no operations or financial transactions other than $4,000 of legal fees paid by the Crowd Funding Issuer, (see note 3).

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), where revenue is recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

In the normal course of its business the Company may be party to various financial instruments which may result in credit risk, the amount of which is not apparent from the financial statements.

Credit risk is the risk of counter party default. Financial assets which potentially expose the company to credit risk mainly consist of cash and cash equivalents in the event of a loss has been incurred.

Cash and Cash Equivalents: The Company classifies all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

Investments

Equity investments are measured at fair value with changes in fair value recognized in net income. Realized investment gains and losses are included as a component of revenues based on specific identification of the investments sold. Interest and dividends on investments are included in investment income.

The Company's investments are exposed to various risks, such as interest rate, market, currency and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the financial statements.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. The carrying amounts reported on the balance sheet for cash and cash equivalents, premium receivable, and accounts payable approximate their fair values. The is generally due to their short maturities.

Income Tax

The Company is taxed as a partnership, therefore there is no provision for income tax in these financial statements.

Note 2 – Concentrations of Credit Risk

The Company relies on LiquidPiston, Inc. for the entirety of its activity. A significant decline in LiquidPiston's business activities could have a potentially adverse effect on the Company.

The Crowd Funding Issuer has incurred losses from operations and has had negative cash flows from operating activities since its inception through December 31, 2021. For the year ended December 31, 2022, and nine months ended September 30, 2023, the Crowd Funding Issuer showed its first sustained profits. The Crowd Funding Issuer's current operating plan indicates that new research and development and consulting contracts will be essential to funding the completion of its ongoing research and development activities. Management expects the results of operations to operate near breakeven for the next several years.

The Company might place its cash and cash equivalents on deposit with financial institutions in the United States. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per financial institution. As of June 30, 2024, the company had no cash balances.

Note 3- Related Parties

As a crowdfunding vehicle, each transaction the Company engages in is a related party transaction as the sole purpose of the Company is to purchase, hold and eventually sell securities of its Crowd Funding Issuer. Additionally, the Crowd Funding Issuer has a contractual obligation to pay for or reimburse all operating expenses of the Company. During the month ended June 30, 2024, the Crowd Funding Issuer paid professional fees of $4,000 related to the formation and organization of the Company.

The Crowd Funding Issuer develops advanced rotary engines based on its patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

Note 4- Subsequent Events

Management has evaluated subsequent events through July 17, 2024, the date which the financial statements were available to be issued.